*** Exercise Your *Right* to Vote ***
Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 10, 2018.

LAKELAND FINANCIAL CORP.

LAKELAND FINANCIAL CORP.
ATTN: KRISTIN PRUITT
202 EAST CENTER STREET
P.O. BOX 1387
WARSAW, IN 46581

E35765-P01344-Z71665

Meeting Information	
Meeting Type:	Annual Meeting
For holders as of:	February 20, 2018
Date: April 10, 2018	**Time:** 4:30 p.m., Local Time
Location:	Ritz Charles Carmel - Carmel Room B
	12156 North Meridian Street
	Carmel, Indiana 46032

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   ANNUAL REPORT   FORM 10-K

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

    1) *BY INTERNET*: www.proxyvote.com
    2) *BY TELEPHONE*: 1-800-579-1639
    3) *BY E-MAIL**:   sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before March 27, 2018 to facilitate timely delivery.

— How To Vote —
Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items

The Board of Directors recommends you vote FOR the following:

1. ELECTION OF DIRECTORS

   Nominees:

   1a. Blake W. Augsburger

   1b. Robert E. Bartels, Jr.

   1c. Daniel F. Evans, Jr.

   1d. David M. Findlay

   1e. Thomas A. Hiatt

   1f. Michael L. Kubacki

   1g. Emily E. Pichon

   1h. Steven D. Ross

   1i. Brian J. Smith

   1j. Bradley J. Toothaker

   1k. Ronald D. Truex

   1l. M. Scott Welch

The Board of Directors recommends you vote FOR proposals 2 and 3.

2. APPROVAL, by non-binding vote, of the Company's compensation of certain executive officers.

3. RATIFY THE APPOINTMENT OF CROWE HORWATH LLP as the Company's independent registered public accounting firm for the year ending December 31, 2018.

NOTE: In accordance with their discretion, upon all other matters that may properly come before said meeting and any adjournments or postponements of the meeting.

E35767-P01344-Z71665

